VF 10-8-02

UNITED
SECURITIES AND EXC
Washington,

02053223

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SEC FILE NUMBER
8-53196

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED 30 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 2, 2001 (MM/DD/YY) AND ENDING June 1, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Deloitte & Touche Corporate Finance LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Renaissance Center, Suite 900
(No. and Street)

Detroit (City) MI (State) 48243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick T. Allen (313) 396-3070
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name — *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

PROCESSED
OCT 10 2002
THOMSON FINANCIAL

P

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 10-8-02

OATH OR AFFIRMATION

I, Patrick T. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deloitte & Touche Corporate Finance LLC, as of June 1, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

PEGGY JEAN CARLIN
NOTARY PUBLIC WAYNE CO., MI
MY COMMISSION EXPIRES Aug 22, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

To The Member
Deloitte & Touche Corporate Finance LLC

We have audited the accompanying balance sheet of Deloitte & Touche Corporate Finance LLC as of June 1, 2002 and the related statements of member's equity, income, and cash flows for the period January 2, 2001 (inception) to June 1, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deloitte & Touche Corporate Finance LLC as of June 1, 2002 and the results of its operations and its cash flows for the period January 2, 2001 (inception) to June 1, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

July 23, 2002

DELOITTE & TOUCHE CORPORATE FINANCE LLC
BALANCE SHEET
June 1, 2002

ASSETS

	Amount
Cash	$3,268,151
Accounts receivable, advisory services	763,728
Accounts receivable – related entity (Note 2)	322,309
	$4,354,188

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses	$ 50,000
Members equity	4,304,188
	$4,354,188

See accompanying notes.

DELOITTE & TOUCHE CORPORATE FINANCE LLC
NOTES TO FINANCIAL STATEMENTS
June 1, 2002

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Deloitte & Touche Corporate Finance LLC, a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte & Touche Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January, 2001 and registered as a broker-dealer with the National Association of Securities Dealers in August, 2001.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Federal Income Taxes

For federal income tax purposes both the Company and its parent are classified as disregarded entities. As such, their income is taxed to the members on their respective returns.

Note 2 – TRANSACTIONS WITH RELATED ENTITY

The Company and D&T LLP, a related entity, operate under a service and expense agreement whereby D&T LLP provides employee and administrative services including but not limited to expenses such as all company personnel, office space, including all utilities and telephone services, and all general and administrative services in connection with the Company's business. The charges for these services is $500,000 per month. For the period ended June 1, 2002 the services and expenses charged to the Company amounted to $4,000,000. The Company is responsible for its directly-related expenses including, but not limited to, audit and accounting fees and licensing and registration fees.

Also at June 1, 2002, there is a net receivable due from D&T LLP in the amount of $322,309 for revenue received on behalf of the Company.

Note 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 of 1/8th of aggregate indebtedness, as defined.

At June 1, 2002, the Company's net capital was $3,218,151 and its required net capital was $6,250. The ratio of aggregate indebtedness to net capital (which may not exceed 8 to 1) was .016 to 1.